PMU News Release #13- 03 TSX: PMU OTCQX: PFRMF May 6, 2013

Pacific Rim Announces Termination of the Hog Ranch Option Agreement
and Provides an Update on Arbitration Proceedings

Pacific Rim Mining Corp. ("Pacific Rim&rdquo" or the "Company"), on behalf of its US subsidiary Pacific Rim Exploration Ltd. ("PREx"), has informed Corazon Gold Corp. (“Corazon”), of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch” or the “Property”) in Nevada.

As per the terms of the Hog Ranch Definitive Agreement signed in 2011, in order to earn a 65% interest in the Property, Pacific Rim is required to make staged share payments to the Hog Ranch owners totalling 1 million shares over 4 years and make staged exploration expenditures totalling US $8 million over 5 years from the date of the agreement. While the Company is compliant in meeting these terms to date, it is not in a financial position to spend the required US $1 million on exploration programs due on before July 8, 2013. See NR #11-08 for details of the Definitive Agreement.

Tom Shrake, President and CEO, explains “Hog Ranch remains a great exploration play. Our decision to not proceed further with the option is no reflection of the quality of the Hog Ranch target, rather, it is a necessary business decision that reflects our commitment to maximize the substantial value of our Salvadoran assets by minimizing dilution. While our existing financial resources are directed toward this effort, we continue to work hard to negotiate a diplomatic solution to our dispute.”

Arbitration Update
The Arbitration case of Pac Rim Cayman, LLC (”PacRim”), a subsidiary of the Company, against the Government of El Salvador (“GOES”) is proceeding through the final, merits-based phase following the submission on March 29, 2013 of PacRim’s Memorial (or statement of claim) as announced in NR #13-02. A copy of the Memorial, which includes an arms-length valuation estimate of the Company’s Salvadoran mineral assets of over $300 million (see Valuation Details below) is available on the Company’s website www.pacrim-mining.com. The Tribunal hearing this case at the International Center for the Settlement of Investment Disputes (“ICSID”) headquarters at the World Bank in Washington, DC has now finalized the schedule for the remainder of the final phase, with the next step being the submission of a Counter-Memorial by the GOES by January 10, 2014. As frequently noted, Pacific Rim continues to press the GOES for a resolution to this dispute outside of the legal proceedings.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976.

Forward-Looking Information
This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to the timing and outcome of legal proceedings; the possibility of resolving the El Salvador permitting dispute diplomatically; the use of existing financial resources and risks related to financing; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent quarterly and annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Valuation Details
The March 28, 2013 Valuation included in PacRim’s Memorial submitted to ICSID on March 29, 2013 was prepared on behalf of PacRim by Mr. Howard Rosen and Ms. Jennifer Vanderhart of FTI Consulting Inc., a firm independent of and arms-length to Pacific Rim Mining Corp. and all of its subsidiaries. Both Mr. Rosen and Ms. Vanderhart are considered experts in the field of economic analysis, valuation, and the quantification of damages, and both authors have experience providing witness testimony in arbitration proceedings similar to PacRim’s Arbitration.

The Valuation was prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators (“CICBV”) and the Practice Standards applicable to Valuation Reports as defined by CICBV. The damages quantified in the Valuation represent the authors’ opinion as to the fair market value of PacRim’s El Salvador mineral properties as at March 10, 2008, being the date immediately preceding the notification issued by the Government of El Salvador on March 11, 2008 indicating that the country was suspending all mining activity. The Valuation was prepared using multiple approaches and economic analyses.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com